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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

November 14, 2016

VIA EDGAR
==========
Mr. Jay Williamson
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Leeward Investment Trust
(File No. 811-22507)

Dear Mr. Williamson:
At your request, we are submitting this letter on behalf of our client, Leeward Investment Trust (the "Trust" or the "Registrant"), to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned in connection with the review conducted by the Staff of the correspondence filing related to the Post-Effective Amendment No. 27 to the Trust's Registration Statement containing information regarding the Ultra Short Prime Fund and Ultra Short Government Fund (each a "Fund" and together the "Funds") with the SEC by the Trust on October 28, 2016.
Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.
SEC Review Comments
1.	Comment. We note that the Part C and signature page appear to be missing from the filing.
Response.  The Part C and signature page were omitted due to a filing error.  A corrected amendment is filed herewith.
2.
Comment.  We note that the Funds' disclosure indicates that the Funds may, under certain circumstances, invest in assets that a money market fund could not invest in.  Consider whether the Funds' disclosure should describe how the Funds will invest on a day-to-day basis that differ from how a money market fund would invest.

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Mr. Jay Williamson
 Securities and Exchange Commission
November 14, 2016

Response.  The Registrant respectfully notes that the Funds' prospectus prominently notes that the Funds are not money market funds and includes a chart outlining certain key differences be the Funds and money market funds operating under Rule 2a-7.  Further, the disclosure states that the Funds may invest in assets for which it would be impermissible for a money market fund to invest.  On this basis, the Registrant believes that the registration statement adequately discloses that the Funds neither are or hold themselves out to be money market funds.
* * *
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis